UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Universal Security Instruments, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

913821302

(CUSIP Number)

Milton C, Ault III

DPW Holdings, Inc.

201 Shipyard Way, Suite E

Newport Beach, CA 92663

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913821302

1	NAME OF REPORTING PERSONS DPW Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 228,967 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 228,967 (1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,967 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

(1) Represents Shares (as defined below) the Reporting Person has agreed to purchase and is contractually due to take possession of in under 60 days from the date hereof pursuant to the Securities Purchase Agreement (as defined below).

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CUSIP No. 913821302

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value (the “Shares”), of Universal Security Instruments, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is 11407 Cronhill Drive, Suite A, Owings Mills, Maryland 21117.

Item 2.	Identity and Background.

(a)       This statement is filed on behalf of DPW Holdings, Inc. (the “Reporting Person” or “DPW”).

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of the Reporting Person. To the best of the Reporting Person’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The Reporting Person’s principal business address is 201 Shipyard Way, Suite E, Newport Beach, CA 92663.

(c)       The Reporting Person is a diversified holding company that owns operating subsidiaries and divisions engaged in a number of diversified business operations including the defense, aerospace, commercial, health/medical, finance and commercial lending sectors. DPW’s largest subsidiary is Gresham Worldwide, which provides advanced bespoke military and commercial applications.

(d)       Neither the Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Neither the Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is incorporated under the laws of Delaware. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares to be purchased by the Reporting Person will be purchased with working capital. On November 30, 2020, the Reporting Person entered into a letter agreement (the “Securities Purchase Agreement”), pursuant to which the Reporting Person agreed to purchase 228,967 Shares beneficially owned by Activist Investing LLC and certain of its affiliates, at a date no later than 30 business days from November 30, 2020 (the “Closing”), subject to the terms and conditions of the Securities Purchase Agreement. The purchase price of the 228,967 Shares will be $709,797.70 upon the Closing.

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CUSIP No. 913821302

Item 4.	Purpose of Transaction.

The Reporting Person agreed to purchase the Shares referenced in the Securities Purchase Agreement based on the Reporting Person’s belief that the Shares, when the Securities Purchase Agreement was executed, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or, eventually, decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person’s investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person herein is based upon 2,312,887 Shares outstanding, which is the total number of Shares outstanding as of November 6, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

(a)	As of the close of business on December 10, 2020, DPW directly beneficially owned 228,967 Shares.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 228,967

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 228,967

(c)	The Reporting Person has not entered into any transactions in the Shares during the past sixty days except for entering into the Securities Purchase Agreement as further set forth in Item 3 above. Certain affiliates of the Reporting Person have entered into the transactions set forth below:

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CUSIP No. 913821302

Milton C. Ault, III

Milton C. Ault, III, the Chairman and Chief Executive Officer of the Reporting Person, engaged in the following transactions in the Shares since October 11, 2020:

Date	Transaction	Quantity	Price
10/28/2020	Sell	275	$3.10
10/28/2020	Sell	5	$3.10
10/29/2020	Buy	7	$2.85
10/29/2020	Buy	45	$2.85
10/29/2020	Buy	175	$2.85
10/29/2020	Buy	1,000	$2.86
10/29/2020	Sell	185	$4.40
10/29/2020	Sell	300	$4.41
10/29/2020	Sell	215	$4.41
10/29/2020	Sell	85	$4.41
10/29/2020	Sell	315	$4.41
10/29/2020	Sell	400	$4.41
10/29/2020	Sell	500	$5.00
10/30/2020	Buy	5	$2.69
10/30/2020	Buy	16	$2.60
10/30/2020	Buy	67	$2.60
10/30/2020	Buy	37	$2.52
10/30/2020	Buy	100	$2.50
10/30/2020	Buy	100	$2.50
10/30/2020	Buy	100	$2.50
10/30/2020	Buy	69	$2.55
10/30/2020	Buy	141	$2.55
10/30/2020	Buy	194	$2.55
10/30/2020	Buy	531	$2.55

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CUSIP No. 913821302

10/30/2020	Buy	65	$2.55
10/30/2020	Buy	400	$2.56
10/30/2020	Buy	21	$2.60
10/30/2020	Buy	82	$2.59
10/30/2020	Buy	100	$2.59
10/30/2020	Buy	100	$2.59
10/30/2020	Buy	97	$2.59
10/30/2020	Buy	200	$2.61
10/30/2020	Buy	373	$2.68
10/30/2020	Buy	300	$2.68
10/30/2020	Buy	100	$2.70
10/30/2020	Buy	100	$2.54
10/30/2020	Buy	100	$2.66
11/02/2020	Buy	100	$2.66
11/02/2020	Buy	75	$2.77
11/05/2020	Buy	200	$2.57
11/06/2020	Buy	200	$2.50
11/06/2020	Buy	200	$2.54
11/06/2020	Buy	1,000	$2.63
11/09/2020	Buy	100	$2.71
11/20/2020	Sell	900	$3.02
11/20/2020	Sell	100	$3.02
11/23/2020	Sell	221	$3.10
11/23/2020	Sell	779	$3.10
11/23/2020	Sell	1	$3.08
11/23/2020	Sell	200	$3.08
11/23/2020	Sell	799	$3.08

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CUSIP No. 913821302

11/24/2020	Sell	1,090	$3.09
11/24/2020	Sell	100	$3.09
11/24/2020	Sell	300	$3.09
11/24/2020	Sell	10	$3.09
11/24/2020	Sell	1,000	$3.06
11/24/2020	Sell	1,000	$3.05

DP Lending, LLC

DP Lending, a wholly owned subsidiary of the Reporting Person, engaged in the following transactions in the Shares since October 11, 2020:

Date	Transaction	Quantity	Price
10/30/2020	Buy	25	2.57
10/30/2020	Buy	20	2.57
10/30/2020	Buy	100	2.58
10/30/2020	Buy	3	2.59
10/30/2020	Buy	40	2.59
10/30/2020	Buy	50	2.59
10/30/2020	Buy	20	2.59
10/30/2020	Buy	100	2.57
10/30/2020	Buy	20	2.57
10/30/2020	Buy	20	2.58
10/30/2020	Buy	20	2.59
10/30/2020	Buy	202	2.59
10/30/2020	Buy	78	2.59
10/30/2020	Buy	100	2.59
10/30/2020	Buy	100	2.59
10/30/2020	Buy	100	2.59
10/30/2020	Buy	100	2.59

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CUSIP No. 913821302

10/30/2020	Buy	300	2.59
10/30/2020	Buy	16	2.59
10/30/2020	Buy	84	2.59
10/30/2020	Buy	16	2.59
10/30/2020	Buy	84	2.59
10/30/2020	Buy	16	2.59
10/30/2020	Buy	800	2.6
10/30/2020	Buy	100	2.6
10/30/2020	Buy	1000	2.6
10/30/2020	Buy	486	2.6
11/06/2020	Buy	500	2.61
11/06/2020	Buy	200	2.61
11/06/2020	Buy	500	2.61
11/06/2020	Buy	200	2.61
11/10/2020	Buy	286	2.6
11/10/2020	Buy	100	2.6
11/10/2020	Buy	200	2.6
11/10/2020	Buy	100	2.59
11/10/2020	Buy	330	2.6
11/10/2020	Buy	184	2.6
11/13/2020	Buy	131	2.76
11/13/2020	Buy	190	2.76
11/13/2020	Buy	100	2.78
11/13/2020	Buy	400	2.8
11/13/2020	Buy	100	2.8
11/13/2020	Buy	100	2.79
11/13/2020	Buy	201	2.82

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CUSIP No. 913821302

11/13/2020	Buy	53	2.82
11/16/2020	Buy	100	2.79
11/16/2020	Buy	8	2.79
11/16/2020	Buy	2592	2.8
12/01/2020	Sell	33	3.1
12/01/2020	Sell	100	3.1
12/01/2020	Sell	100	3.1
12/01/2020	Sell	100	3.1
12/01/2020	Sell	100	3.1
12/01/2020	Sell	100	3.1
12/01/2020	Sell	100	3.1
12/01/2020	Sell	100	3.1
12/01/2020	Sell	100	3.1
12/01/2020	Sell	151	3.1
12/01/2020	Sell	100	3.1
12/01/2020	Sell	44	3.1
12/01/2020	Sell	56	3.1
12/01/2020	Sell	100	3.1
12/01/2020	Sell	100	3.1
12/01/2020	Sell	100	3.1
12/01/2020	Sell	100	3.1
12/01/2020	Sell	100	3.1
12/01/2020	Sell	50	3.1
12/01/2020	Sell	50	3.1
12/01/2020	Sell	100	3.1
12/01/2020	Sell	250	3.1
12/02/2020	Sell	100	3.1

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CUSIP No. 913821302

12/02/2020	Sell	100	3.1
12/02/2020	Sell	196	3.1
12/02/2020	Sell	100	3.1
12/02/2020	Sell	100	3.1
12/02/2020	Sell	1000	3.1
12/02/2020	Sell	100	3.1
12/02/2020	Sell	3304	3.1
12/02/2020	Sell	2446	3.1
12/02/2020	Sell	100	3.1
12/02/2020	Sell	100	3.08
12/02/2020	Sell	100	3.08
12/02/2020	Sell	100	3.07
12/02/2020	Sell	595	3.07

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 30, 2020, the Reporting Person entered into the Securities Purchase Agreement as defined and described in Item 3 above. The description of the Securities Purchase Agreement set forth in Item 3 above is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is attached hereto as exhibit 99.1 and incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between or among the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Securities Purchase Agreement, by and among Activist Investing LLC, Custodian Ventures LLC, David Elliot Lazar, and DPW Holdings, Inc., dated November 30, 2020 (incorporated by reference to Exhibit 10.1 of the Reporting Person’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2020).

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CUSIP No. 913821302

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2020

DPW HOLDINGS, INC.

By:	/s/ Milton C. Ault III
Milton C. Ault III Chief Executive Officer

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CUSIP No. 913903900

SCHEDULE A

Directors and Officers of DPW Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Milton C. Ault, III Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer of DPW Holdings, Inc.	c/o DPW Holdings, Inc. 201 Shipyard Way Newport Beach, California 92663	USA

William B. Horne President and Director	President of DPW Holdings, Inc.	c/o DPW Holdings, Inc. 201 Shipyard Way Newport Beach, California 92663	USA

Henry Nisser Executive Vice President, General Counsel and Director	Executive Vice President and General Counsel of DPW Holdings, Inc.	c/o DPW Holdings, Inc. 201 Shipyard Way Newport Beach, California 92663	Sweden

Howard Ash Independent Director	Chairman of Claridge Management	c/o DPW Holdings, Inc. 201 Shipyard Way Newport Beach, California 92663	USA

Jodi Brichan Independent Director	Chief Executive Officer of AdvaVet, Inc.	c/o DPW Holdings, Inc. 201 Shipyard Way Newport Beach, California 92663	USA

Jeffrey A. Bentz Independent Director	President of North Star Terminal & Stevedore Company	c/o DPW Holdings, Inc. 201 Shipyard Way Newport Beach, California 92663	USA

Robert O. Smith Independent Director	Independent Executive Consultant	c/o DPW Holdings, Inc. 201 Shipyard Way Newport Beach, California 92663	USA

Moti Rosenberg Independent Director	Independent Consultant	c/o DPW Holdings, Inc. 201 Shipyard Way Newport Beach, California 92663	Israel

Kenneth Cragun Chief Financial Officer	Chief Financial of DPW Holdings, Inc.; Chief Financial Officer of Alzamend Neuro	c/o DPW Holdings, Inc. 201 Shipyard Way Newport Beach, California 92663	USA

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